Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway Financial to work with Houlihan Lokey and Scotia Capital as co-financial advisors

     TORONTO, Nov. 21 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial has
announced that the Company and its Board of Directors ("Board") will be working with both Houlihan Lokey and Scotia Capital as co-financial advisors.
In that regard, Houlihan Lokey and Scotia Capital will provide independent financial advice to the Company and its Board on matters which may arise over time. The Company also noted that management has been working on certain matters with Houlihan Lokey for a number of months. Scotia Capital has been a long-term advisor to the Company and its Board and was advisor to the Company in connection with the disposition of York Fire & Casualty Insurance Company in September 2008.
     F. Michael Walsh, Chairman of the Board, stated: "We look forward to continuing to work with our financial advisors who will provide the Company and its Board with independent advice regarding a number of matters that may from time to time be under consideration. Management continues to focus each day on enhancing shareholder value and we believe that working with both
Scotia Capital and Houlihan Lokey can provide another important element to that continued effort."

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the
U.S. Canadian subsidiaries include Kingsway General Insurance Company and
Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Lincoln General Insurance Company, U.S. Security Insurance Company, American
Country Insurance Company, Zephyr Insurance Company, Mendota Insurance Company
and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial
Services Inc. are listed on the Toronto Stock Exchange and the New York Stock
Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 18:56e 21-NOV-08